SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Columbus Acquisition Corp.
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

198851107 (Common Stock)
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 198851107                                                                                    Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 824,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 824,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 198851107                                                                                         Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Commerce Court Value, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

8USIP No. 198851107                                                                                        Page 4 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter W. Poole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,124,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,124,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON* IN (Individual)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 198851107                                                                                        Page 5 of 8

Item 1.

(a)           Name of Issuer:

Columbus Acquisition Corp. (the “Company”)

(b)           Address of Issuer's Principal Executive Offices:

153 E. 53rd Street, 58th floor
New York, New York 10022

Item 2.

(a)           Name of Person Filing:

Azimuth Opportunity, Ltd.

(b)           Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

Commerce Court Value, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

Peter W. Poole
4th Floor, Rodus Building
Road Reef, PO Box 765
Road Town
Tortola
British Virgin Islands

(c)           Citizenship:

British Virgin Islands

(d)           Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)           CUSIP Number:
198851107 (Common Stock)

CUSIP No. 198851107                                                                                        Page 6 of 8

Item 3.                      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              Not applicable.

Item 4.                     Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)              Amount beneficially owned:

1,124,600 shares of Common Stock

Peter W. Poole is the Director of Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd and consequently may be deemed to have shared voting control and investment discretion over securities owned by Commerce Court Value, Ltd and Azimuth Opportunity, Ltd.  The foregoing should not be construed in and of itself as an admission by Peter W. Poole as to the beneficial ownership of the shares owned by Commerce Court Value, Ltd and Azimuth Opportunity, Ltd.

(b)           Percent of class:

6.4 % of the Company's Common Stock, which percentage was calculated based on a figure of 17,500,000 shares of Common Stock outstanding as of September 30, 2008, as reported in the Company's Current Report on Form 10-Q, dated as of November 14, 2008.

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote: 0

(ii)           Shared power to vote or to direct the vote:  1,124,600

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 1,124,600

Item 5.                      Ownership of Five Percent or Less of a Class

              Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

CUSIP No. 198851107                                                                                        Page 7 of 8

Item 8.                      Identification and Classification of Members of the Group

    Not applicable.

Item 9.                      Notice of Dissolution of Group

    Not applicable.

Item 10.                    Certification

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 198851107                                                                                         Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2009

            AZIMUTH OPPORTUNITY, LTD.

            By: /s/ Peter W. Poole
                    Name: Peter W. Poole
              Title:   Director

            COMMERCE COURT VALUE, LTD.

            By: /s/ Peter W. Poole
                    Name: Peter W. Poole
              Title:   Director

            PETER W. POOLE

            By: /s/ Peter W. Poole
                   Name: Peter W. Poole